August 23, 2011

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 United States

Re:	Prudential plc Form 20-F for Fiscal Year Ended December 31, 2010 Filed May 11, 2011 File No. 001-15040

Dear Mr. Rosenberg:

By letter dated July 26, 2011 the staff (the “Staff”) of the Securities and Exchange Commission  (the “SEC”) provided certain comments on Prudential’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”), as filed with the SEC on May 11, 2011.  This letter contains Prudential’s responses to the Staff’s comments.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

Item 5.Operating and Financial Review and Prospects
Additional explanation of performance measures and analysis of consolidated results by business segment, page 157

1.
Please provide us proposed revised disclosure to be included in future periodic reports that discloses the longer-term investment return rates used to determine “operating profit based on longer term investment returns” and the factors underlying changes in this expected rate of return for each period presented. Also, disclose the amount of risk margin reserve charge and unamortized interest-related gains and losses at period end related to previously sold bonds that you amortize over the period to when those bonds otherwise would have matured.

Response

Prudential proposes revising disclosure corresponding to that set forth in the below extracts from “(c) Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region” of the 2010 Form 20-F (beginning on page 157 thereof) in its future periodic reports as follows:

Mr. Jim B. Rosenberg, p. 2

(c) Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region

…

Except in the case of the assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

•	Assets backing UK annuity business liabilities.
For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the “operating results based on longer-term investment returns”. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

•	Assets backing unit-linked and US variable annuity business separate account liabilities.
For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

[Text below bulleted headings for the two paragraphs above moved from page 161 of the 2010 Form 20-F with minor amendments]

For the purposes of measuring operating profit based on longer-term investment returns, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business, where assets and liabilities are held for the long-term, and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance forof life businesses exclusive of ~~changes~~the effects of short-term fluctuations in market conditions. In determining profit on this basis, the following key elements are applied to the results of Prudential’s shareholder-financed operations.

…

(i) Debt and equity-type securities

Longer-term investment returns for both debt and equity-type securities comprise longer-term income receivable (interest/dividend income) and  ~~longer term~~ capital returns.

~~For~~ In principle, for debt securities, the longer-term capital returns comprise two elements. ~~These are~~ The first element is a risk margin reserve (“RMR”) based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. ~~and~~   The second element is for the amortization of interest-related realized gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

Mr. Jim B. Rosenberg, p. 3

The shareholder-backed operation for which the distinction between impairment losses and interest-related realized gains and losses is ~~risk margin reserve charge is most~~ in practice relevant to a significant extent is Jackson National Life.  Details of the RMR charge, as well as the amortization of interest related realized gains and losses, for Jackson are shown in note  B1 (iv) of the financial statements.

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asian insurance operations, the realized gains and losses have been materially interest related. Accordingly, all realized gains and losses to date for these operations are being amortized over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

At December 31, 2010 the level of unamortized interest-related realized gains and losses related to previously sold bonds for the Group was a net gain of £337  million (December 31, 2009: net gain of £225 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital  having regard to past performance, current trends and future expectations.  Equity-type securities held for shareholder-financed operations other than the UK annuity business and unit-linked and separate account business are of significance for the US and Asian insurance operations. Different rates apply to different categories of equity-type securities.

As at December 31, 2010, the equity-type securities for US insurance non-linked operations amounted to £852 million (December 31, 2009: £784 million; December 31, 2008: £1,209 million). For these operations, the longer term  rates of return for income and capital  applied in 2010 ranged from 6.5 per cent to 7.9 per cent for equity-type securities such as common and preferred stock and portfolio holdings in mutual funds and from 8.5 per cent to 9.9 per cent for certain other equity-type securities such as investments in limited partnerships and private equity funds (2009: 6.7 per cent to 7.9 per cent and 8.7 per cent to 9.9 per cent, respectively; 2008: 6.3 per cent to 8.1 per cent and 8.3 per cent to 10.1 per cent, respectively).

For Asian insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £506 million as at December 31, 2010 (December 31, 2009: £267 million; December 31, 2008: £431 million). Of this balance, £101 million (December 31, 2009: £63 million; December 31, 2008: £nil) related to the Group’s 8.66 per cent (December 31, 2009: 9.99 per cent) stake in China Life Insurance Company of Taiwan. This £101 million (December 31, 2009: £63 million; December 31, 2008: £nil) investment is of the nature of a trade investment for which the determination of longer-term investment returns is on the basis as described in note (iv)(c) below. For the investments representing the other equity securities which had year end balances of £405 million (December 31, 2009: £204 million; December 31, 2008: £431 million), the rates of return applied in the three years 2010, 2009 and 2008 ranged from 9.0 per cent to 13.8 per cent (excluding Japan, which had a small equities balance at December 31, 2008 of £29 million that was subsequently disposed of in 2009), with the rates applied varying by territory.

The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group’s in-house economics experts of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries, reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

…

Mr. Jim B. Rosenberg, p. 4

Item 18. Financial Statements:  Consolidated statements of Cash Flows, page F-10

2.
Please address the following regarding your presentation of cash flows from operating activities using the indirect method, referencing the authoritative literature you rely upon to support your presentation, where appropriate:

•	Please explain the relationship between the amounts shown under the caption, “changes in operating assets and liabilities,” and the corresponding amounts on your consolidated balance sheets.

o
Please explain why it is appropriate to present the net cash flows for these items. To the extent you rely upon paragraph 24 of IAS 7, please explain how your policyholder liabilities have fixed maturity dates, as stipulated in subparagraph (a).

o
Please explain whether the amounts presented are net of non-cash transactions. If so, please tell us the nature of these non-cash transactions and quantify them. To the extent they are material, please tell us where you disclosed this information in your filing, as required by paragraph 43 of IAS 7.

•
Please explain the relationship between adjustments for transactions of a non-cash nature and related disclosure elsewhere in your filing, such as the increases in policyholder liabilities shown on page 190 and the reconciliation of movement in policyholder liabilities on page F-73.

•
Please explain the relationship between the investment caption in your cash flow statement and the information presented in the reconciliation of movement in investments table on page F-69. For example, please explain why your cash flow statement reflects a cash outflow of £24,594 million in 2010 while your reconciliation of movement in investments indicates that there is an £11,251 million net cash inflow from operating activities.

•
Please explain the relationship between the policyholder liabilities caption in your cash flow statement and the information presented in the reconciliation of movement in policyholder liabilities table on page F-73. For example, please explain why your cash flow statement reflects a cash inflow of £24,287 million in 2010 while your reconciliation of movement in policyholder liabilities indicates that there is a net inflow of £3,110 million.

Response

A.  Relationship between amounts shown under the caption, “changes in operating assets and liabilities” and corresponding amounts on the balance sheet and other related disclosure

In applying the indirect method option under IAS 7, net cash flow from operating activities is required to be determined by starting from profit before tax as reported in the income statement and then eliminating non-cash movements reflected in the results in the year.

The amounts shown for “changes in operating assets and liabilities” in the cash flow statement on page F-10 are not cash flows. Rather, these amounts represent the element of the movement between the current and prior period closing balance sheet amount for each relevant item that is reflected in the profit before tax for the period.   For example, under the indirect cash flow method, as explained below in reconciling profit for the period to net cash flows from operating activities, it is necessary to add back £24,287 million of the movement in policyholder liabilities that has been charged in the income statement that does not represent cash. To make this clearer in the statement of cash flows, Prudential proposes to amend the caption “Changes in the operating assets and liabilities” to “Non-cash movements in operating assets and liabilities reflected in profit before tax” in its future periodic reports.

Mr. Jim B. Rosenberg, p. 5

Prudential also notes that the references in the Staff’s queries regarding net cash flows under paragraph 24 and the presentation of the “changes in operating assets and liabilities” items net of non-cash transactions relate to cash flow statements prepared under the direct basis. Paragraphs 22 to 24 stipulate those cash flows that may be presented on a net basis as opposed to the general rule under paragraph 18(a) for gross cash flows under the direct method.  For cash flow statements prepared under the indirect basis, as stipulated under paragraph 18(b), the cash flows from operating activities are shown by adjusting the profit or loss for non-cash items. Accordingly the gross/net distinction is not relevant. Prudential also notes that paragraph 43 of IAS 7 regarding non-cash transactions relates to investing and financing activities. Prudential confirms that none of the items shown in these sections of the cash flow statement are for non-cash items.

B.  Relationship between adjustments for transactions of a non-cash nature and related disclosure elsewhere in the filing

The adjustments for transactions of a non-cash nature are to remove the amounts charged or credited in the income statement whereas the increases or decreases in the elements for balance sheet reconciliations disclosed elsewhere in the filing include movements related to the income statement, other comprehensive income and other additions or disposals in the period.

For example, the increase in policyholder liabilities and unallocated surplus, net of reinsurance shown, on page 190 is £23,634 million whilst the total movement in policyholder liabilities and unallocated surplus in the year is £28,563 million shown in the reconciliation on page F-73.

The differences between the two are primarily due to the following reasons:

•	the movement of policyholder liabilities shown on page 190 is net of outwards reinsurance whilst the movement shown on page F-73 is gross of outwards reinsurance;

•
the movement of policyholder liabilities in the income statement as shown on page 190 makes adjustments to effect the deposit accounting for investment contracts without discretionary participation features (as defined by IFRS 4) as required by IAS 39, whereas the movement shown on page F-73 includes the full movement in respect of these contracts;

•
the movement of policyholder liabilities shown on page 190 representing the amount recognized in the income statement excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries. Additionally, this amount also excludes the movement in liabilities arising on acquisitions and disposals of subsidiaries in the year. In contrast, these items are shown separately on page F-73; and

•	the policyholder liabilities on page F-73 also include certain balances such as claims payable, which movement is presented on page 190 under Claims incurred.

To make the relationship clearer, Prudential proposes adding the following further explanation in disclosure corresponding to that set forth in “(c) Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance” of the 2010 20-F (beginning on page 190 thereof) in its future periodic reports:

(c) Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

…

The benefits and claims and movements in unallocated surplus, net of reinsurance of a charge of £40,518 million (2009: £41,195 million; 2008: a benefit of £10,824 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Mr. Jim B. Rosenberg, p. 6

Additionally, the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognized in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisitions and disposals of subsidiaries in the year.

Further, and for the same reason, Prudential proposes adding the following additional explanation in disclosure corresponding to that set forth in the below extract from “(d) Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds” of the 2010 20-F (beginning on page F-73 thereof) in its future periodic reports:

(d) Reconciliation of movement in policyholder liabilities and unallocated surplus of with-profits funds

…

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined by IFRS 4) and their full movement in the year. The items above are shown gross of reinsurance.

C.  Relationship between the investment caption in the cash flow statement and the information presented in the reconciliation of movement in investments table on page F-69

The £11,251 million net cash inflow from operating activities caption in the reconciliation of movement in investments table on page F-69 is not directly comparable to the change in investments of £(24,594) million in the statement of cash flows.

The £11,251 million represents the net cash effect of the additions and disposals of investments in the year. To clarify the distinction, Prudential proposes changing the title of the caption in the investments table on page F-69 of the 2010 Form 20-F to “net cash effect from purchases and sales of investments” in future periodic reports.

Further, the change in investments of £(24,594) million in the statement of cash flows is not a cash outflow but rather, as described in (A) above, is an adjustment to deduct non-cash movements or add back cash movements from the starting point of profit before tax to arrive at net cash inflows from operating activities. The £(24,594) million is broadly represented by the removal of the realized and unrealized gains and losses recognized in the income statement and the add-in of the net cash outflow for the net additions of £11,251 million to investments.

D. Relationship between the policyholder liabilities caption in the cash flow statement and the information presented in the reconciliation of movement in policyholder liabilities table on page F-73

Please note that the £3,110 million of net inflow in the reconciliation of movement in policyholder liabilities on page F-73 referred to by the Staff is for 2009. The 2010 equivalent is £5,745 million. That figure, as described in the footnote to this reconciliation table on page F-74, comprises premiums, surrenders and maturities/deaths which represent the amounts impacting policyholder liabilities. It is not fully representative of cash flow movements; for example, premiums are net of any deductions to cover acquisition costs and claims represent the policyholder liabilities released.

Mr. Jim B. Rosenberg, p. 7

As explained above, the “changes in operating assets and liabilities” captions in the statement of cash flow are not cash flows under the indirect method applied. The change in policyholder liabilities (including unallocated surplus) of £24,287 million is therefore also not a cash flow but rather a part of the adjustment from profit before tax to net cash inflows from operating activities. In particular, the £24,287 million represents the removal of the non-cash movement in policyholder liabilities and unallocated surplus reflected in the results in the year. In addition to the deduction of the movement from the impact of premiums, surrenders and maturities/deaths during the year of £5,745 million as described above, amongst other things, a significant portion of the £24,287 million represents the removal of the movement in  policyholder liabilities in the year arising from the impact of investment appreciation attributable to policyholders.

Notes to the Consolidated Financial statements

A. Background and accounting policies
Acquisition costs, page F-29

3.
You disclose that marketing and advertising costs are included in the pool of costs capitalized as deferred acquisition costs. Please tell us whether you treat these costs differently for your contracts and policies under which you follow US GAAP versus UK GAAP or local GAAP. To the extent you capitalize marketing and advertising costs for US GAAP policies, please tell us whether you intend to apply ASU 2010-26 effective January 1, 2012. If so, please provide us proposed policy disclosure to be included in future periodic reports that describes the impact of adopting ASU 2010-26. If not, please explain to us why not.

Response

A. Marketing and advertising costs

We confirm that marketing and advertising costs are treated differently for the contracts and policies of our different businesses reflecting the features of the application of the previous GAAP prior to the adoption of, and as explicitly permitted by, IFRS.

As noted on page F-15 of Item 18 of the 2010 Form 20-F, the assets and liabilities of Prudential’s insurance contracts and investment contracts with discretionary participating features are, under IFRS 4, ‘Insurance Contracts’, accounted for under previously applied GAAP.  Accordingly, with the exception of UK regulated with-profits funds (as described also on page F-15), the modified statutory basis of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the Association of British Insurers (ABI) has been applied. The ABI SORP codifies recommended practice for UK insurance groups on the accounting for insurance business under UK GAAP. Under UK standard FRS 18, ‘Accounting Policies’, if accounting practices set out in a SORP are generally followed in an industry, they will be particularly persuasive in the selection of the most appropriate accounting policies by entities in the industry. Under the SORP, some flexibility within the overall principles is permitted for its application by overseas (non-UK) subsidiaries.

Within this framework, Prudential’s treatment for the capitalization of acquisition costs in the Group is as follows:

•
with the exception of the UK regulated with-profits funds where no deferred acquisition costs are recognized under the voluntary application of FRS 27,’Life Assurance’, under the modified statutory basis, the capitalization of acquisition costs for the insurance contracts of Prudential’s UK insurance operations follows the recommended practice in the ABI SORP.

•	for overseas operations, the details of ABI SORP application vary in different jurisdictions:

Mr. Jim B. Rosenberg, p. 8

o
for Asian insurance operations, with the exception of Japan, Taiwan and Vietnam operations (as explained below), local GAAP is applied with appropriate adjustments to ensure that the requirements of the ABI SORP are met; and

o
for the insurance contracts of Prudential’s US insurance operations, Jackson, and the Japan, Taiwan, and  Vietnam operations, US GAAP accounting as “grandfathered” under IFRS 4 on the formal adoption of IFRS at 1 January 2004 is applied in line with the principles of the ABI SORP. Under US GAAP, acquisition costs “include those costs that vary with and are primarily related to the acquisition of insurance contracts”.  In practice, Prudential applies the US GAAP definition for these operations under the requirements of the ABI SORP.

The table below shows the deferred acquisition costs balance as at December 31, 2010 relating to these insurance businesses:

Deferred acquisition costs balance £ million
UK insurance operations	129
Asian insurance operations (to £534 million of which local GAAP adjusted to meet the ABI SORP requirements was applied and to £224 million of which the ‘grandfathered’ US GAAP was applied.)	758
US insurance operations	3,543
Total insurance operations	4,430

B. ASU 2010-26 effective January 1, 2012

As mentioned above, as permitted by IFRS 4, Prudential “grandfathered” US GAAP upon the adoption of IFRS on 1 January 2004 for the purpose of the accounting for insurance contracts of Jackson and the Japan, Taiwan and Vietnam operations. IFRS 4 does not require companies to change the “grandfathered” US GAAP for new developments in the underlying US GAAP subsequent to the IFRS 4 adoption date. Rather, IFRS 4 para 22 states that insurers are only allowed to change their existing accounting policies for insurance contracts where the change results in presenting information that is more relevant and no less reliable, or more reliable and no less relevant than before. This allows companies the discretion as to whether to apply new developments in the underlying GAAP for the purpose of the IFRS financial statements. In exercising this discretion, companies must use the criteria in IAS 8, ‘Accounting Policies’ to determine whether a change in policy would result in more relevant or reliable information.

Prudential has yet to decide whether it intends to apply the ASU 2010-26 effective January 1, 2012 for its Group IFRS financial statements.  A decision will not likely be made until the fourth quarter of 2011 after appropriate consideration by management and the Company’s Group Audit Committee.

F: Income statement notes
F5: Tax, page F-196

4.
Please provide us proposed revised disclosure to be included in future periodic reports that clarifies that the tax expense attributable to policyholders includes both current and deferred tax components and that the deferred tax component is mainly associated with the movement in unrealized appreciation on investments, consistent with that on page 29 of your October 31, 2006 letter to us. Otherwise, please explain why such disclosure is not warranted.

Mr. Jim B. Rosenberg, p. 9

Response

Prudential confirms that it will include the following underlined text in disclosure equivalent to that in “(iv) Profits attributable to policyholders and related tax” of note F5 of Item 18 on page F-200 of the 2010 20-F in its future periodic reports:

(iv) Profits attributable to policyholders and related tax

As noted above, it is necessary under IFRS requirements to include the total tax charge of the Company (both policyholder and shareholder elements) in the tax charge disclosed in the income statement.

The tax expense attributable to policyholders is a combination of current and deferred tax charges and reflects the nature of the income and expenditure of the with-profits and unit linked funds.  The current tax charge element reflects the element for the funds, determined on the I-E basis (as described in note (iii) above) that is attributable to policyholders.  For policyholder deferred tax, normally the most significant element reflects the movement on unrealized appreciation on investments.  These investments are accounted for under IAS 39 on a fair value through profit or loss basis with attaching deferred tax charges or credits.

Mr. Jim B. Rosenberg, p. 10

H: Other information on statement of financial position
Investments in joint ventures, page F-250

5.
As disclosed on page 14, your Asian business relies on a number of joint venture partners, including CITIC, ICICI, Bank Simpanan Nasional, and Bank of China International. Please provide us proposed disclosure to be included in future periodic reports describing the principal terms governing these joint venture arrangements, particularly those related to future funding obligations and profit sharing arrangements.

Response

Prudential believes the current level of disclosure concerning the Group’s joint ventures with respect to its IFRS financial statements is appropriate.  Prudential notes in particular that it has met fully all IFRS disclosure requirements on its joint venture arrangements. Also, Prudential confirms that it has not made an explicit disclosure on capital commitments in relation to its joint ventures in accordance with IAS 31 para 55 because it has no significant such commitments. However, to make this latter point clearer, Prudential proposes revising the existing disclosure on joint ventures in note H8: Investments in Associates and Joint Ventures of Item 18 on page 251 of the 2010 Form 20-F in future periodic reports to also refer to capital commitments as follows:

The joint ventures have no significant contingent liabilities or capital commitments to which the Group is exposed nor does the Group have any significant contingent liabilities or capital commitments in relation to its interest in the joint ventures.

Prudential acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law in the United States.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 20 7548 3640.

Very truly yours,

/s/ David Martin

David Martin
Head of Financial Accounting

cc:
Mr. Frank Wyman, Securities and Exchange Commission
Mr. Mark Brunhofer, Securities and Exchange Commission
Mr. Nic Nicandrou, Prudential Public Limited Company
Ms. Penny James, Prudential Public Limited Company
Ms. Margaret Coltman, Prudential Public Limited Company
Mr. Sebastian Sperber, Cleary Gottlieb Steen & Hamilton LLP
Mr. Aseet Dalvi, Cleary Gottlieb Steen & Hamilton LLP